                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                         COOLBRANDS INTERNATIONAL, INC.
                  (FORMERLY YOGEN FRUZ WORLD-WIDE INCORPORATED)
   -------------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Subordinated Voting Shares
   -------------------------------------------------------------------------
                         (Title of Class of Securities)


   -------------------------------------------------------------------------
                                 (CUSIP Number)


                         Peter Schnur, Esq.
                         Blank Rome LLP
                         405 Lexington Avenue
                         New York, New York  10174
                         (212) 885-5435
   -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                 September 30, 2003
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1 (e) or 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 17 Pages)

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------                        -------------------------------------------
CUSIP NO.                                                            Page  2  of  17  Pages
                                                                          ---    ----
--------------------------------------------                        -------------------------------------------

---------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Richard E. Smith
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                         (a)
                        [ ]

                        [X]                                                                       (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                                 Not applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
----------------------------------------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

      NUMBER OF                           -0-
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8        SHARED VOTING POWER'D'

                                          5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER

                                         -0-
                        ----------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                          5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                11.0 (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                        -------------------------------------------
CUSIP NO.                                                            Page  3  of  17  Pages
                                                                          ---    ----
--------------------------------------------                        -------------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 David M. Smith
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)
                         [ ]

                         [X]                                                                               (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                                 Not applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          -0-
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'

                                         5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                         -0-
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                         5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
---------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                        -------------------------------------------
CUSIP NO.                                                            Page  4  of  17  Pages
                                                                          ---    ----
--------------------------------------------                        -------------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 David Stein
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)
                        [ ]

                        [X]                                                                                (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                                 Not applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [X]

----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          - 0 -
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'

                                5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)

                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                         -0-
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                   5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                           -----------------------------------------
CUSIP NO.                                                              Page  5  of 17 Pages
                                                                            ---    --
--------------------------------------------                           -----------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Michael Serruya
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)
                        [ ]

                        [X]                                                                              (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                                 Not Applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             Canada
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          56,000
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'

                                         5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                         56,000
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                         5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                                ------------------------------------
CUSIP NO.                                                                          Page  6  of 17 Pages
                                                                                        ---    --
--------------------------------------------                                ------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Aaron Serruya
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                  (a)
                        [ ]

                        [X]                                                                                (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                                 Not Applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                             Canada
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          56,149
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'


                                         5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                         56,149
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                         5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                                 IN
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                                ------------------------------------
CUSIP NO.                                                                        Page  7  of 17 Pages
                                                                                      ---    --
--------------------------------------------                                ------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 The Serruya Family Trust
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a)
                        [ ]

                        [X]                                                                               (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*

                             Not Applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Ontario, Canada
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          -0-
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'

                                         5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                         -0-
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                      5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                             OO
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------------------------------                              --------------------------------------
CUSIP NO.                                                                  Page  8  of 17 Pages
                                                                                ---    --
--------------------------------------------                              --------------------------------------

----------------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 1082272 Ontario, Inc.
----------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)
                        [ ]

                        [X]                                                                              (b)
----------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS*


                        Not Applicable
----------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                        [ ]
----------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Ontario, Canada
----------------------------------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

      NUMBER OF                          -0-
        SHARES
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        ----------------------------------------------------------------------------------------
                        8       SHARED VOTING POWER'D'

                                         5,994,343 ('D' 59,980,879 after giving effect to multiple votes of multiple voting shares)
                        ----------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                                        -0-
                        ----------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                       5,994,343
----------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 6,106,492
----------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                        [ ]
----------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 11.0% (54.1% for voting purposes after giving effect to all multiple voting shares outstanding)
----------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON*

                             CO
----------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Introduction
------------

Pursuant to Reg. Section 240.13d-2, this Amendment No. 2 to Schedule 13D discloses changes in the statement on Schedule 13D dated March 18, 1998 (the "Initial Schedule 13D") filed jointly by Richard E. Smith, David M. Smith, David
J. Stein, Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc., (collectively, the "Reporting Persons") as amended by Amendment No. 1 to Schedule 13D dated December 21, 2003 ("Amendment No.1") and therefore does not restate the items therein in their entirety.

Item 1.  Security and Issuer.
         -------------------

                  This statement relates to holdings of the Reporting Persons with respect to the Class A Subordinated Voting Shares ("Class A Stock") issued by Coolbrands International, Inc. (formerly Yogen Fruz World-Wide Incorporated), a corporation organized under the laws of Nova Scotia, Canada (the "Company"), whose principal executive offices are located at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7.

Item 4.  Purpose of Transaction.
         ----------------------

                  The purpose of the sale of shares of stock of the Company by the Reporting Persons was based upon investment decisions. Depending on market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may seek to make purchases of Class A Stock , or other securities of the Company convertible into Class A Stock, or may seek to dispose of all or a portion of the Class A Stock, or other securities of the Company convertible into Class A Stock, that each now owns or hereafter may acquire, subject to restrictions on transfer under applicable securities laws and the Board Representation Agreement, as amended (a copy of which was filed as Exhibit 2 to the Initial
Schedule 13D) (the "Board Representation Agreement"), and the Trust Agreement, (a copy of which was filed as Exhibit 3 to the Initial Schedule 13D), (the "Trust Agreement").


                           Page 9 of 17 Pages

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

(a) - (b)

         According to information provided to the Reporting Persons by the Company, there were, as of October 1, 2003, 49,364,978 shares of Class A Stock of the Company issued and outstanding; and 6,145,126 shares of Class B Stock of the Company issued and outstanding. Assuming no other exercise by any other person of any option, the Reporting Persons would be entitled to 59,980,879 votes, or 54.1% of the issued and outstanding votes of all shares voting of the Company as of October 1, 2003.

Richard E. Smith
----------------

Mr. Smith beneficially owns 6,106,492 shares of Class A Stock, consisting of 8,300 shares of Class A Stock and 1,419,467 shares of Class B Stock for an aggregate of 1,427,767 shares which are owned by him individually, and 4,678,725 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class A Stock; and for voting purposes 54.1% of Class A Stock.

Mr. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

David M. Smith
--------------

Mr. Smith beneficially owns 6,106,492 shares of Class A Stock, consisting of 288,106 shares of Class B Stock which are owned by him individually, and 5,818,386 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class A Stock; and for voting purposes 54.1% of Class A Stock.

Mr. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.



                              Page 10 of 17 Pages

David J. Stein
--------------

Mr. Stein beneficially owns 6,106,492 shares of Class A Stock, consisting of 45,138 shares of Class B Stock which are owned by him individually, and 6,061,354 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class A Stock; and for voting purposes 54.1% of Class A Stock.

Mr. Stein has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

Michael Serruya
---------------

Mr. Serruya beneficially owns 6,106,492 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account and 6,050,492 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class Stock; and for voting purposes 54.1% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 56,000 shares and shared power to vote and dispose of 6,050,492 shares of the Class A Stock.

Aaron Serruya
-------------

Mr. Serruya beneficially owns 6,106,492 shares of Class A Stock, of which 56,149 shares of Class A Stock are owned by his retirement account and 6,050,343 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class A Stock; and for voting purposes 54.1% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 56,149 shares and shared power to vote and dispose of 6,050,343 shares of the Class A Stock.



                              Page 11 of 17 Pages

1082272 Ontario, Inc. and The Serruya Family Trust
--------------------------------------------------

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 6,106,492 shares of Class A Stock of which 4,078,301 shares of Class B Stock are owned by 1082272 Ontario, Inc. and 155,031 shares of Class B Stock are owned by the Serruya Family Trust, each for the benefit of Michael Serruya and Aaron Serruya and 1,873,160 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 11.0% of the issued and outstanding shares of Class A Stock; and for voting purposes 54.1% of Class A Stock.

1082272 Ontario, Inc. and the Serruya Family Trust have the sole power to vote and dispose of none of such securities and have the shared power to vote and dispose of all of such securities.

Class B Stock
-------------

The Class B Stock is convertible into the Class A Stock on a share for share basis. Each share of Class B Stock is entitled to 10 votes and each share of Class A Stock is entitled to 1 vote. The Class A Stock and the Class B Stock vote together on all matters that come before the shareholders.

The Reporting Persons beneficially own 5,986,043 shares of Class B Stock, of which 1,419,467 shares are beneficially owned individually by Richard E. Smith, 288,106 shares are beneficially owned individually by David M. Smith, 45,138 shares are owned individually by David M. Stein and 4,233,332 shares are owned by 1082272 Ontario, Inc. and the Serruya Family Trust. Because the Class B Stock is entitled to ten votes for each share held, the percentage of votes to be cast at a meeting of stockholders of the Company by the Reporting Persons is much greater than the percentage of outstanding securities owned by them. The Reporting Persons would be entitled to 59,980,879 votes, or assuming no exercise by any other person of any option, 54.1% of the votes of all shares voting of the Company as of October 1, 2003.



                              Page 12 of 17 Pages

(c) Since the filing of Amendment No. 1 on April 23, 2002, the Reporting Persons exercised options to purchase an aggregate of 1,590,040 shares of Class A Stock and sold an aggregate of 2,250,000 shares of Class A Stock in open market brokerage transactions on the Toronto Stock Exchange as follows:

                                      Number of Shares           Exercise/Sale
  Name                 Date           Exercised/Sold             Price*
  ----                 ----           ----------------           -------------
  M. Serruya         04/23/02         277,500/277,500            $1.15/5.85
                                       50,260/ 50,260            $1.25/5.85
                                          -0-/122,240               --/$5.85
  A. Serruya         04/23/02         277,500/277,500            $1.15/5.85
                                       50,260/ 50,260            $1.25/5.85
                                          -0-/122,240               --/$5.85
  D. Stein           04/23/02         200,000/200,000            $1.15/5.85
                                        3,769/  3,769            $1.25/5.85
                                       89,162/ 89,162            $1.35/5.85
                                          -0-/157,069               --/$5.85
  D. Smith           04/23/02         230,240/230,240            $1.15/5.85
                                       83,589/ 83,589            $1.35/5.85
                                          -0-/136,171               --/$5.85
  R. Smith           04/23/02         327,760/327,760            $1.15/5.85
                                          -0-/122,240               --/$5.85

     During the sixty day period immediately prior to the date of the event which requires filing of this Statement, the Reporting Persons exercised options to purchase an aggregate of 3,699,630 shares of Class A Stock and sold an aggregate of 3,719,630 shares of Class A Stock in a private transaction as follows:

                                      Number of Shares          Exercise/
  Name                 Date           Exercised/Sold            Sale Price*
  ----                 ----           ----------------          -----------
  M. Serruya         09/30/03         191,666/191,666           $5.00/15.85
                                       78,490/ 78,490           $1.25/15.85
                                      125,000/125,000           $4.30/15.85
  A. Serruya         09/30/03         191,666/191,666           $5.00/15.85
                                       78,490/ 78,490           $1.25/15.85
                                      125,000/125,000           $4.30/15.85
  D. Stein           09/30/03         300,000/300,000           $4.30/15.85
                                      321,106/321,106           $1.25/15.85

-------------------
* All amounts are in Canadian Dollars.


                              Page 13 of 17 Pages


                                      225,000/225,000           $5.00/15.85
  D. Smith           09/30/03         436,921/436,921           $7.80/15.85
                                      450,000/450,000           $4.30/15.85
                                      122,625/122,625           $1.25/15.85
                                      189,760/189,760           $1.15/15.85
                                      191,666/191,666           $5.00/15.85
  R. Smith           09/30/03         225,000/225,000           $5.00/15.85
                                      347,240/347,240           $1.15/15.85
                                      100,000/100,000           $7.80/15.85
                                             / 20,000               /$15.85




                              Page 14 of 17 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE:  As of October 1, 2003

                                           /s / Richard E. Smith
                                           -------------------------------
                                           Richard E. Smith


                                           /s/ David M. Smith
                                           -------------------------------
                                           David M. Smith


                                           /s/ David J. Stein
                                           -------------------------------
                                           David J. Stein


                                           /s/ Michael Serruya
                                           -------------------------------
                                           Michael Serruya


                                           /s/ Aaron Serruya
                                           -------------------------------
                                           Aaron Serruya


                                           THE SERRUYA FAMILY TRUST


                                           By: /s/ Sam Serruya
                                               ---------------------------
                                               Name:  Sam Serruya
                                               Title: Trustee

                                           By: /s/ Steve Troster
                                               ---------------------------
                                               Name:  Steve Troster
                                               Title: Trustee

                                           1082272 ONTARIO, INC.

                                           By: /s/ Michael Serruy
                                               ---------------------------
                                               Name:  Michael Serruya
                                               Title: President


                              Page 15 of 17 Pages

                                    EXHIBIT 1


         The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their ownership of Shares of Coolbrands International, Inc.

         This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

         This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date: As of October 1, 2003

                                               /s / Richard E. Smith
                                               ---------------------------
                                               Richard E. Smith


                                               /s/ David M. Smith
                                               ---------------------------
                                               David M. Smith


                                               /s/ David J. Stein
                                               ---------------------------
                                               David J. Stein


                                               /s/ Michael Serruya
                                               ---------------------------
                                               Michael Serruya


                                               /s/ Aaron Serruya
                                               ---------------------------
                                               Aaron Serruya



                              Page 16 of 17 Pages

                                               THE SERRUYA FAMILY TRUST


                                               By: /s/ Sam Serruya
                                                   -----------------------
                                                   Name:  Sam Serruya
                                                   Title: Trustee

                                               By: /s/ Steve Troster
                                                   -----------------------
                                                   Name:  Steve Troster
                                                   Title: Trustee


                                               1082272 ONTARIO, INC.


                                               By: /s/ Michael Serruya
                                                   -----------------------
                                                   Name:  Michael Serruya
                                                   Title: President



                              Page 17 of 17 Pages


                             STATEMENT OF DIFFERENCES

The dagger symbol shall be expressed as................................'D'